UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   ROLLINS, R. RANDALL
   Marine Products Corporation
   P.O. Box 647
   Atlanta, GA  30301
   USA
2. Issuer Name and Ticker or Trading Symbol
   MARINE PRODUCTS CORPORATION
   MPX
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   12/27/2002
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common Stock $.10 Par Value|12-27-|J(A)| |440               |A  |           |302,411            |D     |                           |
                           |02    |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock $.10 Par Value|      |    | |                  |   |           |206,193            |I     |RIF-Trustee                |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock $.10 Par Value|      |    | |                  |   |           |47,329             |I     |RIF-Gen'l. Partner         |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock $.10 Par Value|12-27-|J(A)| |43,618            |A  |           |93,744             |I     |Cust./Guardian             |
                           |02    |    | |                  |   |           |                   |      |Trustee of Trust           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock $.10 Par Value|      |    | |                  |   |           |13,999             |I     |By Spouse                  |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock $.10 Par Value|      |    | |                  |   |           |97,536             |I     |Co-Trustee of Trust        |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock $.10 Par Value|      |    | |                  |   |           |733,800            |I     |By Limited Liability Co.   |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock $.10 Par Value|      |    | |                  |   |           |7,496,296          |I     |LOR, Inc.                  |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock $.10 Par Value|12-27-|J(A)| |44,058            |D  |           |0                  |I     |Indirect-RWR Inv.          |
                           |02    |    | |                  |   |           |                   |      |Partnership                |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock $.10 Par Value|      |    | |                  |   |           |207,360            |I     |Rollins Holding Co.        |
-----------------------------------------------------------------------------------------------------------------------------------|
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |       |       |Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |       |       |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  (A)  |  (D)  |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
                      |        |     |    | |       |       |     |     |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(A) See attached Exhibit A, which is incorporated herein by this reference.

SIGNATURE OF REPORTING PERSON
/s/ R. Randall Rollins, by Glenn P. Grove, Jr.
R. Randall Rollins, by Glenn P. Grove, Jr.
DATE
December 30, 2002

                                    Exhibit A

                               R. Randall Rollins

(a) The 1996 RWR Investment Partnership, L.P. (RWR), a Georgia limited partnership which owns shares of Marine Products Corporation (MPC) and for which the Reporting Person is the general partner, was dissolved. Prior to the dissolution of RWR, as general partner of RWR, the Reporting Person reported the indirect ownership of all of the MPC shares held by RWR. The Reporting Person is Trustee of 1986 Robert W. Rollins Qualified Subchapter S Trust (STRST), the limited partner of RWR.

     As a result of the dissolution of RWR, MPC shares which the Reporting Person owned beneficially through RWR are now owned directly by the Reporting Person. On December 27, 2002, the STRST contributed MPC shares which it received on dissolution as the limited partner of RWR, to RWR Management Company, LLC (RWRLLC), a Georgia limited liability company which is wholly owned by STRST and for which the Reporting Person is the Manager. The STRST also contributed MPC shares which it owned directly to RWRLLC. As a result, the Reporting Person, as Trustee, now indirectly owns shares of MPC through RWRLLC, in which the Reporting Person has no pecuniary interest.

     As a result of the transactions described above, the number of MPC shares which the Reporting Person is reporting direct ownership in has increased, the number of MPC shares which the Reporting Person is reporting as indirect ownership through RWR has decreased and the number of MPC shares which the Reporting Person is reporting as indirect ownership as Trustee through RWRLLC, has increased. The Reporting Person disclaims ownership of the shares held as Trustee.

                              CONFIRMING STATEMENT


This Statement confirms that the undersigned, R. Randall Rollins, has authorized and designated Glenn P. Grove, Jr. to execute and file on the undersigned's behalf all Forms 3, 4, and 5 (including any amendments thereto) that the undersigned may be required to file with the U.S. Securities and Exchange Commission as a result of the undersigned's ownership of or transactions in securities of Marine Products Corporation. The authority of Glenn P. Grove, Jr. under this Statement shall continue until the undersigned is no longer required to file Forms 3, 4, and 5 with regard to the undersigned's ownership of or transactions in securities of Marine Products Corporation, unless earlier revoked in writing. The undersigned acknowledges that Glenn P. Grove, Jr. is not assuming any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.



                                  /s/ R. Randall Rollins
                                  --------------------------------------------
                                  R. Randall Rollins